Mail Stop 3561
							January 11, 2006



Dempsey K. Mork, President
Knickerbocker Capital Corporation
51625 Desert Club Drive, Suite 207
La Quinta, CA  92253

      Re:	Knickerbocker Capital Corporation
		Registration Statement on Form 10-SB
      Filed January 3, 2006
		File No. 0-51705

Dear Mr. Mork:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














      Comments

Part I

1. Disclose under appropriate caption, prior blank check experiences involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included. We note the mention of Asian Financial, Inc., Apex Capital Group, Inc. Nicole Industries, Inc., China Holdings, Inc. Asian Financial, Inc., Apex Capital Group, Inc. Nicole Industries, Inc., China Holdings, Inc., Animal Cloning Sciences, Inc. and Northstar Ventures, Inc. in this regard under "Substantial Management
Conflicts" and in  Mork`s disclosure in Item 5. Directors,
Executive
Officers, Promoters and Control Persons.

Part II

2. Also, we direct your attention to the letter of January 21,
2000
to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 but must be
registered under the Securities Act of 1933.   Amend the
registration
statement throughout to make the appropriate additions to conform to
this comment.  In particular, we note your disclosure under
"Possible
Rule 144 Sales" and "Shares Eligible for Future Sale."   State
also
that all of the 2,001,350 outstanding shares of Common Stock issued by the Company are subject to registration with the Commission under the Securities Act of 1933 before resale.
3. Provide a signature page with the appropriate signatures as required by "SIGNATURES - Instructions for signatures" of the Form SB-2.












      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.











      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Goldie B. Walker at
(202) 551-3234.

						Sincerely,



								Michael K. Karney
								Branch Chief (Legal)

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Dempsey K. Mork, President
Knickerbocker Capital Corporation
January 11, 2006
Page 4